EXHIBIT 11.1

FLOTEK INDUSTRIES, INC.

COMPUTATION OF NET INCOME (LOSS)
PER COMMON SHARE

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004

Net income applicable to common stock for basic and diluted computations	$1,988,839	$441,883	$3,456,561	$675,873

Basic and diluted earnings per common share:
Basic earnings per common share	$0.29	$0.07	$0.51	$0.10
Diluted earnings per common share	$0.26	$0.06	$0.46	$0.10

Weighted average common shares used in computing basic earnings per common share	6,803,846	6,662,939	6,770,904	6,644,363

Weighted average common shares used in computing diluted earnings per common share	7,618,698	6,918,077	7,552,372	6,881,946